51 South Duke Street

Lancaster, PA 17602

(717) 291-1031

www.stevenslee.com

Direct Dial: (610) 478-2242

Email: wesley.kelso@stevenslee.com

Direct Fax: (610) 236-4176

January 5, 2022

Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amalgamated Specialty Group Holdings, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed on July 29, 2021

File No. 024-11534

Dear Ms. Livingston:

On behalf of Amalgamated Specialty Group Holdings, Inc. (the “Company”), we wish to confirm that the Company has revised the Offering Circular (the “Offering Circular”) included in Amendment No. 3 to the above referenced Offering Statement (the “Offering Statement”) to state on the cover page of the Offering Circular that the subscription and public offerings will be conducted concurrently. We will revise the language in the carryover paragraph on page 100 of the Offering Circular to also state that the subscription and public offerings will be conducted concurrently

Please note that the Company has changed its name to “Forge Group, Inc.” and ACIC will change its name to “Forge Insurance Company.”

********************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 471-9870.

Allentown    •    Bergen County    •    Bala Cynwyd    •    Cleveland    •    Fort Lauderdale    •    Harrisburg    •    Lancaster    •    New York

Philadelphia    •    Princeton    •    Reading     •    Rochester    •    Scranton    •    Valley Forge    •    Wilkes-Barre    •    Wilmington

A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 5, 2022

Sincerely,

STEVENS & LEE

/s/ Wesley R. Kelso
Wesley R. Kelso

WRK:rjg

cc:	Ms. Jessica Livingston

Mr. Patrick J. Bracewell

Mr. Daniel McFadden

Mr. Michael Henke

Mr. Jeffrey P. Waldron

Mr. Tim Nowak

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